Exhibit 12.2

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGE
                       CONTINENTAL RESOURCES, INC.
                                          YEAR ENDED DECEMBER 31,
                                 -----------------------------------------
                                 1995     1996     1997     1998      1999
                                 ----     ----     ----     ----      ----
EARNINGS<F1>                    6,121   21,563   17,256  (17,980)    3,920

FIXED CHARGES<F2>               2,396    4,550    4,804   12,704    16,990
                                -----   ------   ------   ------    ------
TOTAL EARNINGS & FIXED CHARGES  8,517   26,113   22,060   (5,276)   20,910

RATIO                             3.6      5.7      4.6      n/a       1.2

Earnings insufficient to cover fixed charges by           17,980
_______________

<F1> "Earnings" represents income (loss) before provision for federal and state income taxes or income tax benefits. "Fixed charges" consist of interest expense and amortization of costs incurred in connection with the Offering.

<F2> To give effect to the issuance of $150 million of Senior Subordinated
Notes due 2008 with an interest rate of 10.25%. For purposes of computing the Ratio of Earnings to Fixed Charges, interest expense includes interest on the Senior Subordinated notes together with amortization of the under-writing discounts and expenses of the Offering; for the period ended December 31 1998 and 1999, amortization expense was $460,000 and $456,000, respectively.